Exhibit 99.2

BW LPG successfully closes two key financing facilities

Singapore, 17 July 2025

BW LPG Limited (“BW LPG”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) has successfully closed two key financing facilities - a USD380 million Term Loan and Revolving Credit Facility, and a USD215 million Term Loan Facility. These facilities enable BW LPG to finance the finalised acquisition of Avance Gas fleet last year, refinance existing debt and support the fleet renewal of our Indian subsidiary as well as improve BW LPG’s overall funding cost and liquidity profile.

The USD380 million Term Loan and Revolving Credit Facility, secured at a highly competitive margin, was supported by seven of our banking partners, with its proceeds used to finance vessels acquired from Avance Gas which was completed at the end of 2024. With the closing of this facility, BW LPG terminated its shareholder loan of USD250 million in June 2025 ahead of its expiry.

In parallel, BW LPG India has secured a USD215 million Term Loan Facility to refinance its existing debt and to support the acquisition of two modern VLGCs, BW Chinook and BW Pampero, from BW LPG as previously announced. This facility supports BW LPG India’s continuous fleet renewal plan amid the sustained growth of India’s LPG demand. BW LPG India, a subsidiary participated by Maas Capital Shipping and Global United Shipping, currently owns and operates India’s largest fleet of VLGCs. Following the acquisition of these two VLGCs, BW LPG India will own nine VLGCs.

The USD215 million Term Loan was finalised with a significantly improved margin compared to the previous facility. It received strong backing from our five banking partners lending through their branches in Gujarat International Finance Tec-City (GIFT), India, enabling an overall financing costs reduction including benefit from withholding tax exemptions on interest payments.

“We are pleased to have successfully closed these key financing arrangements with enhanced terms and strong participation from both new and existing bank partners,” says Kristian Sorensen, CEO of BW LPG. “This reaffirms the robust and ongoing support of our global banking network, and enhances our liquidity through dynamic markets ahead of us. We extend sincere gratitude to our partner banks across both facilities for their unwavering support to BW LPG.”

The facilities drew support across ten banks including Citibank N.A., DBS Bank Ltd., Development Bank of Japan Inc., DNB Bank ASA, ING, Mizuho Bank, Ltd., MUFG Bank, Ltd., OCBC, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered.

For further information, please contact:

Samantha Xu
Chief Financial Officer
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible and reliable service to customers along the LPG value chain. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.